UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  9)*

C&D TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

124661109

(CUSIP Number)

Michael Satzberg
Sun Capital Securities, LLC
5200 Town Center Circle, Suite 600
Boca Raton, Florida 33486
(561) 394 - 0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Gerald T. Nowak
Kirkland & Ellis LLP
300 N. LaSalle St.
Chicago, IL 60654
(312) 862 - 2000

October 19, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124661109

1.	Names of Reporting Persons SCSF Equities, LLC 20-2978626

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 - (See Item 5)

	8.	Shared Voting Power 525,663 (See Item 5)

	9.	Sole Dispositive Power - 0 - (See Item 5)

	10.	Shared Dispositive Power 525,663 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 525,663 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.99%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 124661109

1.	Names of Reporting Persons Sun Capital Securities Offshore Fund, Ltd. 20-4202392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 - (See Item 5)

	8.	Shared Voting Power 525,663 (See Item 5)

	9.	Sole Dispositive Power - 0 - (See Item 5)

	10.	Shared Dispositive Power 525,663 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 525,663 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.99%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 124661109

1.	Names of Reporting Persons Sun Capital Securities Fund, LP 20-0768577

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 - (See Item 5)

	8.	Shared Voting Power 525,663 (See Item 5)

	9.	Sole Dispositive Power - 0 - (See Item 5)

	10.	Shared Dispositive Power 525,663 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 525,663 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.99%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 124661109

1.	Names of Reporting Persons Sun Capital Securities Advisors, LP 20-0768517

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 - (See Item 5)

	8.	Shared Voting Power 525,663 (See Item 5)

	9.	Sole Dispositive Power - 0 - (See Item 5)

	10.	Shared Dispositive Power 525,663 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 525,663 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.99%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 124661109

1.	Names of Reporting Persons Sun Capital Securities, LLC 20-0768441

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 - (See Item 5)

	8.	Shared Voting Power 525,663 (See Item 5)

	9.	Sole Dispositive Power - 0 - (See Item 5)

	10.	Shared Dispositive Power 525,663 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 525,663 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.99%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 124661109

1.	Names of Reporting Persons Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 - (See Item 5)

	8.	Shared Voting Power 525,663 (See Item 5)

	9.	Sole Dispositive Power - 0 - (See Item 5)

	10.	Shared Dispositive Power 525,663 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 525,663 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.99%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 124661109

1.	Names of Reporting Persons Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 - (See Item 5)

	8.	Shared Voting Power 525,663 (See Item 5)

	9.	Sole Dispositive Power - 0 - (See Item 5)

	10.	Shared Dispositive Power 525,663 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 525,663 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.99%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, $0.01 par value (the “Common Stock”), of C&D Technologies, Inc. a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at:

1400 Union Meeting Road P.O. Box 3053 Blue Bell, PA 19422

As reported below, the Reporting Persons have ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer, and accordingly, upon the filing of this Amendment No. 9, the Reporting Persons shall no longer be subject to the reporting requirements of Section 13(d) of the Securities and Exchange Act of 1934 with regard to the Common Stock of the Issuer.

Item 2.	Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”).  Leder and Krouse may each be deemed to control SCSF Equities, Sun Securities Fund and Sun Advisors, as Leder and Krouse each own 50% of the membership interests in Sun Capital Securities, which in turn is the general partner of Sun Advisors, which in turn is the general partner of Sun Securities Fund, which in turn is the managing member of SCSF Equities.  Leder and Krouse may each be deemed to control Sun Offshore Fund by virtue of being the only two directors of Sun Offshore Fund.  Sun Offshore Fund, in turn, owns a majority of the membership interests of SCSF Equities.  SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors, Sun Capital Securities, Leder and Krouse are collectively referred to as the “Reporting Persons.”

The principal business address of each of the Reporting Persons is 5200 Town Center Circle, Suite 600, Boca Raton, Florida 33486.

SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors and Sun Capital Securities are each principally engaged in making investments.  Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on SCHEDULE A attached hereto.

Item 4.	Purpose of Transaction
SCSF Equities has reduced its ownership of Common Stock based on routine internal portfolio allocation activities. In the future SCSF Equities may increase or reduce its ownership of Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) — (b)  On October 19, 2009, the Reporting Persons sold shares of Common Stock decreasing the total number of shares owned by the Reporting Persons to 525,663 shares of Common Stock, or approximately 1.99% of the Issuer’s outstanding Common Stock.  As of the date hereof, the Reporting Persons beneficially own and have shared power to vote and shared power of disposition over 525,663 shares of Common Stock of the Issuer, or approximately 1.99% of the Issuer’s outstanding Common Stock.

(c)                                 The dates of the transactions, the amounts of such securities involved in such transactions, and the average price per share of Common Stock for such transactions on such dates for all purchases and sales of Common Stock made by the Reporting Persons in the past 60 days are set forth in SCHEDULE B attached hereto.  Unless otherwise indicated on SCHEDULE B, all transactions were effected by SCSF Equities and were open market sales on the New York Stock Exchange.

(d)                                Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)                                 Inapplicable.

Item 7.	Material to be Filed as Exhibits
Exhibit A Joint Filing Agreement, dated October 20, 2009, by and among each of the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2009	SCSF EQUITIES, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

SUN CAPITAL SECURITIES OFFSHORE FUND, LTD.

	By:	*
	Name:	Marc J. Leder
	Its:	Director

SUN CAPITAL SECURITIES FUND, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

SUN CAPITAL SECURITIES ADVISORS, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

SUN CAPITAL SECURITIES, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Director

*
Marc J. Leder

*
Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Amendment No. 9 to Schedule 13D pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated: October 20, 2009	*By:	/s/ Gerald T. Nowak	Attorney in Fact
Gerald T. Nowak

SCHEDULE A

SCSF EQUITIES, LLC

Set forth below is the name and business address of each manager of SCSF Equities.  Each such person is a citizen of the United States of America.

Name	Title	Address
Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486
Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486

SUN CAPITAL SECURITIES OFFSHORE FUND, LTD.

Set forth below is the name and business address of each manager of Sun Offshore Fund.  Each such person is a citizen of the United States of America.

Name	Title	Address
Marc J. Leder	Director	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486
Rodger R. Krouse	Director	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486

SUN CAPITAL SECURITIES, LLC

Set forth below is the name and business address of each manager of Sun Capital Securities.  Each such person is a citizen of the United States of America.

Name	Title	Address
Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486
Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486

Annex I

Background Information Regarding Affiliates of the Reporting Persons Having
No Direct or Indirect Beneficial Ownership of Common Stock of the Issuer

Sun Capital Partners, Inc. (“Sun Capital”), an affiliate of the Reporting Persons (with no direct or indirect beneficial ownership or other voting or dispositive power or pecuniary interest in any investments made by the Reporting Persons in the Common Stock), is a leading private investment firm focused on equity, debt and other investments in multi-sector, market-leading companies that can benefit from its in-house operating professionals, experience and network.  Sun Capital’s affiliates typically invest in companies which have a leading market position and name/brand recognition in their industry, long-term competitive advantages, and significant barriers to entry.  Since Sun Capital’s inception in 1995, its affiliates have invested in and managed more than 145 companies worldwide in a broad and diverse range of industries, including paper and packaging, food and beverages, metals and mining, automotive after-market parts, consumer products, financial services, healthcare, media and communications, building products, telecommunications, technology, retailing and catalogs, filmed entertainment, restaurants, manufacturing and industrial. Sun Capital has offices in Boca Raton, Los Angeles and New York, as well as affiliates with offices in London, Tokyo, and Shenzhen.

SCHEDULE B

Transactions in the Common Stock of Issuer by Reporting Persons in the past 60 days

Date of Transaction	Shares Sold	Average Sale Price per Share
09/08/09	100,000	$2.42
09/09/09	17,500	$2.35
09/10/09	5,500	$2.34
09/11/09	633	$2.33
09/14/09	700	$2.28
09/15/09	16,800	$2.28
09/16/09	20,200	$2.28
09/17/09	101,500	$2.28
09/18/09	17,900	$2.28
09/21/2009	300	$2.28
09/22/2009	1,900	$2.28
09/24/2009	9,300	$2.29
09/25/2009	15,500	$2.18
09/29/2009	9,900	$2.13
09/30/2009	30,262	$2.13
10/1/2009	100	$2.13
10/8/2009	13,571	$1.98
10/19/2009	1,000,000	$1.83

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and all amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated: October 20, 2009	SCSF Equities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
	Name:	Marc J. Leder

*
Name:	Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Joint Filing Agreement pursuant to the Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated: October 20, 2009	*By:	/s/ Gerald T. Nowak	Attorney in Fact
Gerald T. Nowak